EXHIBIT H.2

FORM OF PROPOSED NOTICE PUBLIC UTILITY HOLDING COMPANY ACT
OF 1935 Release No. 35-      /        , 2002

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit
their views in writing by         , 2002 to the Secretary,
Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed, or as amended, may be granted and/or permitted to become effective.

Northeast Utilities, et al.    (70-9343)

Northeast Utilities ("NU"), a registered holding company, located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, and NU's wholly-owned subsidiaries, Northeast
Utilities Service Company and NU Enterprises, Inc. ("NUEI"), both located at 107 Selden Street, Berlin, Connecticut
06037, have filed an amendment to their application/declaration pursuant to the Public Utility Holding Company Act of 1935, as amended, and the related rules thereunder.

By Order dated November 12, 1998 (HCAR No. 35-26939) in this File No. 70-9343, the Commission authorized, among other things, (i) the formation and financing by NU of a nonutility subsidiary holding company (NUEI) which will engage, through multiple subsidiaries, in a variety of energy related and other activities and (ii) the acquisition by NUEI of the securities of Northeast Generation Company, Northeast Generation Services Company, HEC Inc. (now known as Select Energy Services, Inc.), Mode 1 Communications, Inc. and Select Energy, Inc. (collectively, the "Nonutility Subsidiaries"). The Commission, through subsequent orders in this file, also authorized NU and NUEI to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, NUEI's nonutility subsidiaries, and NU's other to-be-formed direct or indirect energy-related companies, as defined in rule 58 under the Act, in an aggregate amount not to exceed $500 million (the "Guarantee Limit"), at any one time, through December 31, 2002. NU and NUEI now seek to increase the Guarantee Limit to $750 million and to extend the date through which the Guarantees may be provided through September 30, 2005.

For the Commission, by the Division of Investment
Management, pursuant to delegated authority.

Jonathan G. Katz, Secretary